SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on July 4, 2005 announcing "ECtel and Huawei Enter Global Partnership Agreement".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  July 27, 2005

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued July 4, 2005

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EXHIBIT 1

FOR IMMEDIATE RELEASE

ECtel and Huawei Enter Global Partnership Agreement

Petah Tikva, Israel - July 4, 2005 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced that it has signed a  global partnership agreement with Huawei Technologies Co. Ltd, one of the world's leading networking and communications equipment companies. The agreement is for integrating ECtel's industry-leading FraudView(TM) product suite, for detecting and preventing real-time fraud, into Huawei's existing OSS/BSS solutions. The integrated solutions will be offered at Huawei's installed base and to prospective customers in China as well as world-wide. The companies are considering expanding this cooperation into additional OSS applications in the near future.

Eitan Naor, President and CEO of ECtel, commented, "We are extremely pleased with our new  collaboration with a company of Huawei's caliber and size. This marks a major milestone for our company. We have been striving to achieve such  collaborations as part of the implementation of our growth plan. We believe that this will enable us to expedite the rollout of our offering in many new markets as well as to broaden our penetration in existing ones. I believe that by combining Huawei's diversified capabilities and expertise with our proven solutions for preventing fraud, we will provide customers globally with significant benefits, and I look forward to a long and fruitful collaboration ".

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

About Huawei

Huawei Technologies Co. Ltd is one of the world's leading networking and communications equipment company. Established in 1988, Huawei Technologies is a private high-tech enterprise which specializes in research and development (R&D), production and marketing of communications equipment, and providing customized network solutions for telecom carriers in different areas.  Currently Huawei provides telecom products and solutions for over 270 operators worldwide and 22 of the world's top 50 operators are using Huawei's products and solutions. Huawei's products can be divided into the following categories: fixed network, mobile network, data communications, optical network, software & services and terminals --- ranging from switching, integrated access network, NGN, xDSL, optical transport, intelligent network, GSM, GPRS, EDGE, W-CDMA, cdma2000, a full series of routers and LAN switches, videoconferencing, terminals to other key telecom technology fields. Huawei products are based on its independently designed ASIC chips. Its ASIC designing capability is among the most advanced in this field worldwide. For additional information, visit the Huawei web site at www.huawei.com

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, a possible slow down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
ECtel Ltd.	ECtel Ltd.
Ron Fainaro	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-9266101	Tel: +972-3-9266113
Fax: +972-3-9266103	Fax: +972-3-9266103
Email: Ronf@ectel.com	Email: Danith@ectel.com

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